Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the Three Months Ended March 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Period from Inception through December 31, 2008
Earnings:
Income (loss) before taxes	92,402,544	180,638,826	71,650,386	89,097,828	41,201,638	(6,439,181)
Fixed charges	11,470,052	37,065,743	36,055,237	49,077,091	16,909,013	1,039,999

	103,872,596	217,704,569	107,705,623	138,174,919	58,110,651	(5,399,182)
Fixed charges:
Interest expense	11,322,239	36,472,578	35,836,124	48,874,327	16,726,638	1,039,999
Operating lease rental expense	147,813	593,165	219,113	202,764	182,375	—

	11,470,052	37,065,743	36,055,237	49,077,091	16,909,013	1,039,999

Ratio of Earnings to Fixed Charges:	9.06	5.87	2.99	2.82	3.44	— (a)

(a)	Earnings for the Period from inception through December 31, 2008 were not sufficient to cover fixed charges by $6.4 million.